NAME OF REGISTRANT

Templeton Growth Fund, Inc.
File No. 811-04892

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments



From January 1, 2015 Prospectus, 101 P 01/15

Fund Details

Investment Goal

The Fund's investment goal is long-term capital growth.

Principal Investment Policies and Practices

Under normal market conditions, the Fund invests primarily in the equity securities of companies located anywhere in the world, including developing markets.

An equity security represents a proportionate share of the ownership of a company; its value is based on the success or failure of the company's business, any income paid to stockholders, the value of its assets and general market conditions. Common stocks and preferred stocks, and securities convertible into common stocks, are examples of equity securities. The Fund may invest in convertible securities without regard to the ratings assigned by the rating services. The Fund may invest in companies of any size, including small and medium capitalization companies. The Fund also invests in depositary receipts. These are certificates typically issued by a bank or trust company that give their holders the right to receive securities issued by a foreign or domestic company.

In addition to the Fund's main investments, depending upon current market conditions, the Fund may invest in debt securities of companies and governments located anywhere in the world. Debt securities represent the obligation of the issuer to repay a loan of money to it, and generally pay interest to the holder. Bonds, notes and debentures are examples of debt securities. Although the Fund seeks investments across a number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors such as healthcare and financial institutions.